United States securities and exchange commission logo





                               December 7, 2021

       Zhou Hongxiao
       Chief Executive Officer
       Longduoduo Company Limited
       419, Floor 4, Comprehensive Building,
       Second Light Hospital, Ordos Street,
       Yuquan District, Hohhot,
       Inner Mongolia, China

                                                        Re: Longduoduo Company
Limited
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2021
                                                            File No. 333-260951

       Dear Mr. Hongxiao:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       S-1 Filed November 10, 2021

       Prospectus Cover Page, page i

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your common stock or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, has or
 Zhou Hongxiao
FirstName LastNameZhou   Hongxiao
Longduoduo   Company Limited
Comapany7,
December  NameLongduoduo
             2021          Company Limited
December
Page 2    7, 2021 Page 2
FirstName LastName
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of the Nevada holding company and operating companies based in
         China. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

3. Your prospectus summary should provide a balanced presentation of your business.
         Please revise to discuss the challenges you face, including, as examples only, competitive conditions in the markets you serve, regulatory risk and potential impact of healthcare cost-containment measures, third-party service providers, and personnel as referenced on page 22 and throughout the prospectus.
4. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please also expand the disclosure to clarify that the U.S.
         Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an
issuer   s
         securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
 Zhou Hongxiao
FirstName LastNameZhou   Hongxiao
Longduoduo   Company Limited
Comapany7,
December  NameLongduoduo
             2021          Company Limited
December
Page 3    7, 2021 Page 3
FirstName LastName
6. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
7. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
Our Business, page 3

8. Please fully describe your third-party healthcare service providers, including the expiration of your agreements with them and other material terms of the contract. Please describe how many locations each has, what services they provide, and how you assessed the quality of each provider.
9. Please provide a summary of your risk factors at the end of this section.
Risk Factors, page 6

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
12. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
 Zhou Hongxiao
FirstName LastNameZhou   Hongxiao
Longduoduo   Company Limited
Comapany7,
December  NameLongduoduo
             2021          Company Limited
December
Page 4    7, 2021 Page 4
FirstName LastName
         Accountable Act and as a result an exchange may determine to delist your securities.
13. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
We are an emerging growth company..., page 13

14. Please describe how and when a company may lose emerging growth company status.
Business of the Company, page 20

15. Please expand the discussion of this section. Please include the history of the growth of the Company, what value you bring to your industry and what methods you use for preventative healthcare.
16. You state that "English translations of the service contracts are attached hereto as Exhibits
         10.2 through and including 10.6." Exhibit 10.4 appears to be a lease contract and not a service contract for one of the 5 third-party service providers. Please ensure that you have filed all exhibits indicated or revise as appropriate.
17. Please also describe why you believe your customers have a "superior" experience. Please provide more about your customer base including the number of customers, the growth and retention of customers, and how that compares to other similar companies.
18. Please also describe how you intend to expand your product offerings, how you plan to expand your coverage, and what plans you have to upgrade your service standards for customers.
Certain Relationships and Related Transactions, page 30

19. Please describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K. Financial Statements
Note 2- Summary of Significant Accounting Policies
K. Revenue Recognition, page F-11

20. Please address the following points with respect to your revenue recognition policy:

                Expand your disclosure concerning contract balances to provide the information required by ASC 606-10-50-9;
                If applicable, expand your disclosure concerning remaining performance obligations to provide the information required by ASC 606-10-50-15. Otherwise, provide the information required by ASC 606-10-50-13;
                If material, please separately disclose revenue and cost of revenue for products and
 Zhou Hongxiao
Longduoduo Company Limited
December 7, 2021
Page 5
              services on the Statement of Operations pursuant to Article 5 of Regulation S-X. In this regard, we note your reference on page 18 to Health care service and products;
                Expand your disclosure concerning transaction prices to provide the information required by ASC 606-10-50-20; and
                Tell us, with a view towards disclosure, how you considered the guidance in ASC
              340-40-50-2, 50-3, and 50-5 concerning costs to obtain or fulfill a contract with a customer.
Signatures, page II-5

21. Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.
Exhibit Index, page II-6

22. We note your disclosure on page 2 that Longduoduo HK acquired 100% of Longduoduo
         Health Technology from the original shareholders of Longduoduo Health Technology and that Longduoduo Health Technology acquired 90% of Qingguo from the original shareholders of Qingguo. Please file these acquisition agreements as exhibits as required by Item 601(b)(2)(i) of Regulation S-K or tell us why that would not be appropriate.
General

23. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameZhou Hongxiao
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany   NameLongduoduo
       present                  Company
               to potential investors      Limited
                                      in reliance on Section 5(d) of the
Securities Act, whether
       or not
December      they retain
           7, 2021  Page 5copies of the communications.
FirstName LastName
 Zhou Hongxiao
FirstName LastNameZhou   Hongxiao
Longduoduo   Company Limited
Comapany7,
December  NameLongduoduo
             2021          Company Limited
December
Page 6    7, 2021 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at (202) 551 3744 or Mary Mast at (202) 551- 3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Jenny Chen-Drake, Esq.